Filed by FormFactor, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cascade Microtech, Inc.

(Commission File No.: 000-51072)

FORMFACTOR and

CASCADE MICROTECH

Q4’15 Earnings Q&A Transcript

February 4, 2016

5:30 am Pacific Time

CORPORATE PARTICIPANTS

Jason Cohen FormFactor Inc - General Counsel

Mike Slessor FormFactor Inc - CEO

Michael Burger Cascade Microtech - Chief Executive Officer

Michael Ludwig FormFactor Inc - Chief Financial Officer

Jeff Killian Cascade Microtech - Chief Financial Officer

Tom Dennis FormFactor Inc - Chairman

CONFERENCE CALL PARTICIPANTS

Edwin Mok Needham & Company - Analyst

Craig Ellis B. Riley - Analyst

Srini Sundar Summit Research - Analyst

Patrick Ho Stifel Nicolas - Analyst

Christopher Longiaru Sidoti & Company - Analyst

Tom Diffley D. A. Davidson - Analyst

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions) Edwin Mok, Needham & Company.

Edwin Mok - Needham & Company - Analyst

Hey, thanks for taking my question and congrats for the transaction. So, first question I guess for Mike. My question is not on column, the technical synergy there between the two companies, I think Cascade has this probe technology and FormFactor, a strong technology in MEMS. You said some opportunity down the road to integrate those two and is it valuable to do that? And then I have two follow-ups.

Michael Burger - Cascade Microtech - Chief Executive Officer

So, Edwin, I’m assuming, we got a lot of Mikes on the call, I’m assuming that question was addressed to Mike Slessor, is that right?

Edwin Mok - Needham & Company - Analyst

Yes.

Mike Slessor - FormFactor Inc - CEO

Yes. Sorry for the confusion. The technical synergies although perhaps available down the road are certainly not a short-term priority or focus for us. One of the reasons you see the respective companies leading in different markets is they’ve developed and optimized their technology to serve these individual applications in a very efficient and differentiated way. Certainly FormFactor historically has attempted to enter the RF space, obviously we have not been that successful and Cascade’s grown pretty significantly there.

So I think in the short term, we’re really going to focus on executing to get the synergies out of the areas that Mike Ludwig talked about, we will certainly be working to get the channel synergies, but when it comes to product, operations and R&D, I draw you back to the example of the integration of FormFactor and MicroProbe where we were very measured with bringing product roadmaps and engineering teams together and let those things happen from the ground up as our teams began to work together.

So in the short term call it 18 months to two years, I don’t see any technical or product synergies that jump right out. Certainly over the long term, if I draw your attention to — for example, the convergence of RF and digital, I would expect we’ll be able to take the strengths of the two companies technically from a product perspective and do a better job of competing in serving as our customers start to converge things like RF and digital.

Edwin Mok - Needham & Company - Analyst

Okay, great, that’s helpful actually. And then on the cost savings, I noticed you guys provide a pro forma of the initial 2015 saving around $7 million to $9 million, I was wondering what is included in that cost, estimate and then what else needs to happen for you guys to get to your target saving of say $10 million to $12 million?

Mike Ludwig - FormFactor Inc - Chief Financial Officer

So on the $7 million, again what we’ve really kind of thought there about is some synergies related to some field operations with respect to maybe overlapping facilities, any other infrastructure in the field that are overlapping, we think we’ll try and address relatively quickly. In addition, we have — on the G&A side we have a duplicate public company expenses, board expenses, those types of things where we think we can get our synergies very early, so that’s the $7 million. In order to get to the $10 million to $12 million, again I think as Mike said, over the 18 months to 24 months we’ll be measured, but I think we’ll end up having some natural synergies similar to what we saw a couple of years back when we combined FormFactor and MicroProbes, so and again, I think we’ll look, we’ll look at, it maybe deeper in the organizations, and I think what we really want to do is look at processes in all areas, take the best processes and and where there is some overlap we’ll again try and then recognize some synergies there.

Edwin Mok - Needham & Company - Analyst

Okay, that’s helpful.

And then lastly, on I guess guidance for both companies, we’ll lump two-in-one, I’ll try to ask a two-in-one and one question.

On the FormFactor guidance, you mentioned that you expect some weakness in DRAM space, you know last quarter, really didn’t bounce that much from the, what we will consider trough during the September quarter, how are you going to think about your DRAM business this year, do you expect it to go even lower than low one 1Q level, as you go through the year or how are you going to think about that part of the business and then for last, Cascade real quarterly based on the guidance times, and gross margin will come in a little bit on this quarter, I was wondering what’s contributed to that?

Michael Slessor - FormFactor Inc - CEO

So Edwin, this is Mike Slessor, I will start with the FormFactor guidance question around DRAM,

Alright, certainly, we are seeing weakness in demand for DRAM probe cards, which I don’t think is a surprise to anyone who operates in the DRAM supply chain. The capital equipment guys are feeling it as well. And the way we look at 2016, is the tale of 2 halves. So the first half in DRAM, we do expect to be weak. The demand that probably from a Q1 standpoint will be at a low, we do see new design activity, as Mike Ludwig said, continue DDR4 transition and some strong projects primarily around DDR server. DDR4 server, excuse me.

I do want to draw your attention to the fact that our SOC results are extremely strong, as we see new nodes ramping, while older nodes are still going on.

10 nanometer, obviously a big activity for us right now and we see that at least partially offsetting, if not fully offsetting the weakness in DRAM associated with our first quarter guidance. Again to tie this together, that’s part of the reason we told you we want to, and this transaction accomplishes our continued diversification into new markets with new customers and if you like, reducing our dependence on DRAM in any given period. We’re still going to participate in DRAM. We’re still going to invest in DRAM, but the continued diversification is a big part of this transaction.

With that, maybe I’ll turn it over to either Michael Burger or Jeff Killian for the comments on the Cascade Q1 guidance.

Michael Burger - Cascade Microtech - Chief Executive Officer

Yes, Edwin, this is Michael Burger. As you know, we don’t really give guidance on gross margin, but if you pick the midpoint of our guidance $33 million to $37 million for Q1 of 2016, we expect to be up over 10% of the same quarter a year ago. A couple weeks ago, we gave some kind of color around what we expected in Q1, which is the seasonal down from Q4. And in the script, we talk about that. So, we don’t see anything unusual. We do see the growth trajectory from Q1 throughout the balance of the year, very traditional, which we’ve seen kind of year-in, year-out.

Operator

Craig Ellis, B. Riley.

Craig Ellis - B. Riley - Analyst

Thanks for taking the questions and congratulations to both of the management teams on this deal. My first question is for Mike Slessor. Mike, when you look at the combined company and look at the growth rate of the combined company, do you think that the growth rate is the average what we would see just looking at the pro forma contributions that you’ve outlined or is there something about the way these two companies together in the end markets that they serve that would cause our growth of the combined company to be either above or below, just a simple weighted average growth rate?

Mike Slessor - FormFactor Inc - CEO

Yeah, so Craig, the question I think comes down to are there near-term available revenue synergies or can we increase our growth rate just by bringing these companies together. I think the simple answer and the honest answer is no. Longer term, as we discussed in the answer to Edwin’s question and then some of the prepared remarks in the script, we do view there being the potential for such things, but if you look at the Companies’ businesses and how we’re executing in our respective markets, I think the right way to think about our top line growth is as the super position of the two existing businesses growth rates. If we work our way down the P&L and you can see this reflected in the pro forma, however, there are some significant efficiencies that unlock. And so if you look at, in particular, in EPS growth rate as we execute towards the synergies, take advantage of the NOL, there is a significant acceleration of growth rate there, as we bring together the cost savings and different financial synergies associated with the deal.

Craig Ellis - B. Riley - Analyst

That’s helpful. The follow-up question is for Tom. Tom, I missed that if you provided earnings accretion guidance, but can you comment on that both on a near-term basis and a longer-term basis?

Michael Ludwig - FormFactor, Inc. - Chief Financial Officer

Yes. This is Mike. So, we did look at — we haven’t provided any guidance on accretion. We just looked at our 2015 sort of on a pro forma basis as if this had happened as the beginning. And when you look at that, we’re basically saying, hey, FormFactor has on a non-GAAP basis $0.37, on the stand-alone right and putting together, you get $0.28 of additional accretion for the year. So, again that’s about 75% to 76% better than FormFactor on a standalone basis. However, that just is an illustrative example how we think is makes a lot of financial sense. That being said, we haven’t provided any forward-looking guidance with respect to accretion on the transaction.

Craig Ellis - B. Riley - Analyst

Okay. And then two details. One, are there break ups and if so what are they? And two, how should we factor in the cost of debt that will be used to fund the transaction?

Mike Slessor - FormFactor Inc - CEO

I’m sorry, what was the first question Craig?

Craig Ellis - B. Riley - Analyst

Break-up fees?

Mike Slessor - FormFactor Inc - CEO

So, yes there are break-up fees. We refer you the merger agreement. To look for the details of those. I’ll ask Mike Ludwig to talk about the funding.

Michael Ludwig - FormFactor Inc - Chief Financial Officer

I’m sorry, you’re asking about funding or you’re asking about — you said, cost, can you elaborate Craig on the question?

Craig Ellis - B. Riley - Analyst

Yes. Just the cost of the debt funding that you used on the deal?

Michael Ludwig - FormFactor Inc - Chief Financial Officer

Okay. So, the cost of the debt funding, example, we used a little over 3.25% is what we have. We do have committed terms and conditions and in essence for you, it’s what we’ve used in our assumption was LIBOR plus 200 basis points.

Craig Ellis - B. Riley - Analyst

Okay. That’s helpful. Thanks guys.

Operator

Patrick Ho, Stifel Nicolas.

Patrick Ho - Stifel Nicolas - Analyst

Thank you, and first I also want to send my congratulations to both companies. First, for Mike Slessor. Given some of the overlap of customers and as you mentioned you kind of combined both now the engineering as well as the production capabilities of both companies. Do you see this longer term as a potential one stop shop for many of your customers both from the engineering side as well as on the production end?

Mike Slessor - FormFactor Inc - CEO

Thanks for the question, Patrick. I think it’s a great question because as you look longer-term clearly one of the things we’re looking forward to creating, it is you could call it a one-stop shop that may be looking at it more broadly. A more complete provider of solutions to help people both measure their yield, but also improve their yield. Obviously, as we move upstream into the engineering and characterization space; one of the things we’re able to do is not just tell people what their yield is, which is one of the fundamental things a probe card does, but we’re able to help people fix yield.

And I think the insight that we gain from the upstream engineering activities is going to really help inform both our product decisions downstream, but also help customers as they ramp things aggressively and be in the right position to offer them a complete engineering to production solution, as they ramp new nodes and new devices. So longer term, that’s definitely one of the strategic benefits we see from the combination.

Patrick Ho - Stifel Nicolaus - Analyst

Great, that’s helpful. And then maybe just as a follow-up for you again, Mike, in terms of just the business environment on the probe card and for you guys as you look to 2016. You mentioned the continued strength in your SOC business, as you look at the year as a whole given a lot of the mixed data points in the overall semiconductor industry, do you see the SOC strength coming primarily from one core customer or do you see the mobile application processor market also picking up strength, a particular as you get to the more seasonally stronger period of the year?

Mike Slessor - FormFactor Inc - CEO

So we do see there are many moving parts in not just the SOC business, but the overall probe card business during 2016 as we currently see it. The strength in SOC does have multiple dimensions to it. Certainly the current activity that we’ve indicated is associated with 10 nanometer ramp at, one of our key customers, which is very strong momentum and we expect that to be persistent throughout the year. However, if we look at new design activity from other customers on some of the foundry FinFET nodes, there are some very strong initial design activity there as well, which as you say we, typically find seasonal strength in the middle part and the latter part of the year associated with those designs. And so the simple answer to your question is we see both components of those strength — of that strength in SOC as we move through 2016.

Craig Ellis - B. Riley - Analyst

Great, thank you and congrats again.

Mike Slessor - FormFactor Inc - CEO

Thanks.

Operator

Srini Sundar, Summit Research.

Srini Sundar - Summit Research - Analyst

Hi, good day, thanks for taking my call. My first question is why now, what factor made you think that this is the best time for the merger?

Mike Slessor - FormFactor Inc - CEO

Yes. Srini it’s Mike Slessor. I’ll answer that one or start to answer that one. It — with any combination certainly you’re looking to satisfy several different objectives. And as we’ve motivated for you in the conference call and in the support materials this one allows us to check the boxes on strategic, operational and financial rationale in a very compelling way in each of them. So the fundamental deal made sense, given Cascade’s performance over the past year and the continued trajectory of that momentum you can infer from Jeff’s guidance and comments, we felt like it was the right time to capture some of that growth, but the other piece of this is certainly associated with two companies, finding the right ingredients and the right time to decide the deal.

Simply put it takes two to tango. The companies obviously know each other well, this is a small neighborhood and we’ve been interacting for a long time. We found the right ingredients from a Board perspective, from a valuation perspective and from just an overall timing perspective when we looked at availability of debt FormFactor’s track record now of putting up seven consecutive quarters of cash generation, we felt like all these things came together at the right time and we’re able fortunately to put this deal together at this time and I’d actually like to ask Michael Burger to also talk about the timing from the Cascade side as this is well, because as I said, it takes two to tango.

Michael Burger - Cascade Microtech - Chief Executive Officer

Yes, thank you, Mike. I - the only think I would add to what you’ve said is that, I think trajectory of the market is another factor. I think there was a great deal of uncertainty at the beginning of 2015 about what the market would hold and I think that obviously makes for nervous Boards and conversations around what the future looks like. I think we have a pretty good feel for 2016 and feel like it is very positive. And I think that’s a great environment in which to put two companies together. So I agree with everything Mike said and I think the market has some deployment as well.

Srini Sundar - Summit Research - Analyst

Okay. And my next question is who are the key customers of Cascade, I know that you have like 1,000 customers, but is there like one, two, three, top three customers.

Mike Slessor - FormFactor Inc - CEO

This is Mike. I answered that generally and then I’m going to ask the Cascade guys to comment. Again, part of this is about the diversification. And one of the interesting things about Cascade’s customer concentration and mix and then the combined companies’ customer concentration and mix, as it is very diverse. In fact, Cascade has no 10% customers and so they don’t publicly disclose who the top customers are. Having said that, I can tell it is the who’s who of the semiconductor industry. As Patrick inferred from his question, we do have a lot of the same customers. I want to emphasize that we’re selling these customers different products, but there is a great deal of customer overlap with the top customers in the semiconductor industry. Michael, do you want to address that at all.

Michael Burger - Cascade Microtech - Chief Executive Officer

Yes, thank you. We don’t really have any customer that is over 10% and so we don’t really give a lot of great detail. Obviously, we had two different markets or segments that we report. The systems market really represents the use of the semiconductor space. We’ve got roughly over 10,000 systems installed in the field and it literally is almost everyone who does any sort of semiconductor manufacturing research, etc. And then on the probe segment that is dominated primarily, as Mike Slessor said in the script around the RF frontend market segment, which is again in our investor presentation, we talked about the big guys: Avago, Skyworks, Broadcom et cetera. So, we really touch a lot of the same customers FormFactor and Cascade. It’s just the level of emphasis or concentration of each of our businesses is different and I think putting these two companies together will really kind of maximize that and I think that’s a real exciting opportunity I think for certainly our customers and our shareholders.

Srini Sundar - Summit Research - Analyst

Okay just to clarify, when you say that all the foundries kind of your customers — what do you mean?

Mike Slessor - FormFactor Inc - CEO

Are you asking Mike Burger or you’re asking —

Srini Sundar - Summit Research - Analyst

Either one.

Mike Slessor - FormFactor Inc - CEO

Go ahead Michael

Michael Burger - Cascade Microtech - Chief Executive Officer

All the foundries are our customers, particularly on the system side. They represent a large concentration of our current installed base and our future funnel, so yes.

Srini Sundar - Summit Research - Analyst

Okay, thank you very much.

Operator

Christopher Longiaru, Sidoti & Company.

Christopher Longiaru - Sidoti & Company - Analyst

Hey, guys, my congratulations. I was wondering if you could give us a little more clarity into the synergies, I mean is this more going to be kind of — you’re selling to the same customers and are going to recognize benefits from that. Is it way for pricing? Can you just give us a little more granularity into what that $10 million to $12 million looks like and how it progresses over the timeframe that you laid out?

Michael Ludwig - FormFactor Inc - Chief Financial Officer

Yes. So, I think what we’re looking at, again, as we get into the initial steps, as we discussed earlier, I think we’ll find some facility overlaps, field overlaps, a public company expense overlap, right. So, I think those again are the as easy items as we get into deeper planning. We look at the processes that are being done by both companies. I think we’ll find some synergies that will develop probably throughout the organization, whether that be in G&A, whether that be in sales and marketing. And as Mike said, we’ll take a very measured approach to anything that touches R&D or the manufacturing and operations of it. But again, I think over time we’ll find some synergies there as well. I think it’s just — it’s not going to happen in the first 12 months to 18 months. It’s going to take some time to get deeper into the organization to do that.

Also, I think one of the things that we talked about that’s pretty significant for us that we’ll get immediately are tax synergies and for the ability to utilize the FormFactor NOLs that we’re created in literally like the 2009 through 2013 time frame. Those will carry on for a number of years. So, I think while we haven’t touched on those too much with respect to Q&A, I certainly want to point those out to be very significant synergies and benefits on a go forward basis as well, Chris.

Christopher Longiaru - Sidoti & Company - Analyst

And can you layout some of your expectations for how cash flow looks over the next few quarters as you move into this because I know that you mentioned that one, one of the uses of cash is going to be to delever the balance sheet? Just give us an idea of kind of what the combined company cash flow might look like?

Michael Ludwig - FormFactor Inc - Chief Financial Officer

Okay. Well, again, we will publish a model shortly after we after post close, but if you just sort of look at probably 2015, if that’s a decent example right FormFactor prior to any stock repurchases generated somewhere in the ballpark of $30 million to $32 million and as Jeff pointed out if you do the math there, I think they’re free cash flow, somewhere around$ 8 million or $9 million, once you exclude stock repurchases.

So if that an indication, then I would suggest that, going forward, the two companies together should be able to generate somewhere north of $40 million of cash flow on an annual basis, and again with expected increasing revenues, synergies and particularly tax synergies, I would expect that number to good to go further north, as we move along in the next 2016 and 2017.

Christopher Longiaru - Sidoti & Company - Analyst

Do you have a goal for how much of that goes to paying down debt?

Michael Ludwig - FormFactor Inc - Chief Financial Officer

Well for us, again we’re going to really, again, focus on on delevering we don’t have, we haven’t established a policy that suggests that a certain percentage of excess cash flow will go to pay down the debt, but you know from our perspective, again we want to look at what the alternative uses of cash are, but to the extent, we don’t see any other transactions on the horizon and that sort of thing, we definitely will focus on paying down the debt with any excess cash that we have.

Christopher Longiaru - Sidoti & Company - Analyst

Great, that’s all I have guys. Thank you for taking my questions.

Operator

Tom Diffely, D.A. Davidson.

Tom Diffley - D. A. Davidson - Analyst

Yes, good morning.

I’ve first to question on the deal structure. Why did you decide to use the stock as well as the debt and not just debts alone?

Michael Ludwig - FormFactor Inc - Chief Financial Officer

I think, look, I think the one thing that you know from a company standpoint, we knew we would have to use some debt. At the same point in time there is a certainly a a limited appetite for everybody’s, limited appetite for the amount of debt and we really sort of felt just well, that’d be good in terms of when you put the companies together if they had a continuing interest in the combined success of the company, that wouldn’t be a bad thing either. So I think that’s kind of why we decided to use some stock as well.

Tom Diffley - D. A. Davidson - Analyst

Okay, all right. And then when you look at the NOLs that FormFactor has, what percentage of Cascade’s business is in the US and would be, you know, would benefit from the NOLs.

Michael Ludwig - FormFactor Inc - Chief Financial Officer

Right. We understand that somewhere in the 70% to 80% of their income is generated within the US, so again, I think our NOLs will provide a nice synergy around that.

Christopher Longiaru - Sidoti & Company - Analyst

Okay. And then you had some nice slides on the diversification of that combination provides, I’m curious, through when you look at the relative seasonality or the relative cyclicality of the two companies. Is it — does the diversification help you there or is it really just customer specific diversification that benefits you?

Mike Slessor - FormFactor Inc - CEO

There is it’s (inaudible). There is a couple of different components to the diversification. The first, as you noted in the slide is really associated with customers and lowering the combined company’s dependence on any one customer or any one set of customers. If you look at the seasonality profiles of the business interestingly enough, Cascade’s Q4, calendar Q4 ends up being one of the very strong quarters of the year and although it hasn’t happened recently for FormFactor that was often one of the weaker seasonal quarters for FormFactor. So to the extent there is this historical seasonal patterns that still imposes on both of our business, but we actually diversify or damp out some of that calendar seasonality as well as we put these two businesses together.

Christopher Longiaru - Sidoti & Company - Analyst

Okay. I was actually surprised to hear, Mike Ludwig say that they came off of a seasonally strong fourth quarter, I’ve never heard you guys say that before?

Michael Ludwig - FormFactor Inc - Chief Financial Officer

Yes, right.

Christopher Longiaru - Sidoti & Company - Analyst

Alright. So when you look at them, while just maybe a couple quick FormFactor questions here. First on the Flash, it seems like the Flash is running a little below where we would have thought a several quarters ago. I’m curious to know, you see the traction with your new product there and how you view it on a go-forward basis?

Michael Ludwig - FormFactor Inc - Chief Financial Officer

Right, so that the new product vector, as we talked to you in the past. We spent much of 2015 working our way through the production qualifications that two customers and really focusing on making sure our internal yields, quality cycle times and costs, were within a window where we were prepared to ramp it. With some of the investments our customers are making in 3D

NAND, we are beginning to see the initial parts of that RAM — certain ramp, certainly they were not evident in our Q4 results as you can see from Flash. And in the first part of the year, they’re going to be slow and steady. I think the guidance or the expectations we’ve set before that Vector will be sort of the call it 2-ish million dollars on a quarterly run rate, as we come through 2016, continues to be our expectation, continues to be what we’re planning for and as we begin to ramp these designs for volume 3D NAND production here in the first part of the year, we will track in to that.

Christopher Longiaru - Sidoti & Company - Analyst

Okay. And then finally, Mike Burger, in your comments you talked about how the timing of this acquisition merger was — it partly driven by the uncertainty in the marketplace a year ago in 2015 implying that the uncertainty in the marketplace is less this year. I’m curious if you could just expand on that thought?

Michael Burger - Cascade Microtech - Chief Executive Officer

Yes. I actually believe it’s less for certainly for Cascade in the context of our current customer base. As we talked about our bookings for Q4 were exceptional over 1.2 to one. So, we felt really good about kind of the trajectory going forward and actually in all segments not just the RF side of it. So, I think that builds a lot of confidence on both sides of the transaction about our ability to deliver what we say we’re going to do, and I think that does have some bearing on timing.

Christopher Longiaru - Sidoti & Company - Analyst

Okay, great. Thanks to all of you.

Michael Burger - Cascade Microtech - Chief Executive Officer

Thank you.

Operator

Craig Ellis, B. Riley.

Craig Ellis - B. Riley - Analyst

Asked and answered but thank you.

Operator

Srini Sundar, Summit Research.

Srini Sundar - Summit Research - Analyst

Hi, thanks again. My current question is, I know that China does not become a worry for FormFactor because of the end market profile, but does China potentially affect Cascade given it’s weakness?

Mike Slessor - FormFactor Inc - CEO

Well, Srini, China is an important market for both companies and we have you know when we talk about footprints and customers, both companies have pretty significant market presence in China. As China continues to grow, as China continues to internalize more of the semiconductor manufacturing, we certainly at FormFactor have done more and more inside of China, VSRs local team and partnering with key customers and other suppliers inside of China. So China remains for the semiconductor industry overall a key area where you need to be present to win, where you need to be engaged in a material way with a local team that’s embedded there and we’re going to continue on that theme as we move forward with closing and take advantage of this expanded product profile and footprint from engineering through production, all of those activities happen in China as well.

Srini Sundar - Summit Research - Analyst

And actually my question was is the current weakness in China. Is that going to affect Form or Cascade.

Michael Burger - Cascade Microtech - Chief Executive Officer

So from a macro economic or a demand perspective?

Srini Sundar - Summit Research - Analyst

Correct, macroeconomic, yes and how it will affect us.

Michael Burger - Cascade Microtech - Chief Executive Officer

Certainly, the overall demand dynamics associated with, just take handsets for example, I think well understood by everybody. Both companies are certainly linked to the overall handset demand, whether it’s Cascade’s RF filter business or FormFactor’s application processor and memory businesses. There are certain components of those businesses that are driven by handset unit demand. I think the interesting things for both companies’ businesses and I’ll use an example that in our slide deck that a particular interest for the Cascade RF business is even as handset unit growth slowed. The number of discrete our RF filters that are going into each of these units is expanding pretty rapidly as the bands proliferate. And so even with the end market weakness on the unit front, we did see some growth trajectories inside and as, if you like the two companies take a bigger chunk of the share of the bond inside these things. So, macroeconomy certainly a concern, but we think there’s some underlying structural dynamics that help us out there as well.

Operator

And we have no further questions, I would like to turn the conference back to management for closing comments.

Jason Cohen - FormFactor Inc - General Counsel

Thanks again for joining us today on a very important day in both companies’ history. We look forward to continuing to execute in in our respective businesses, closing this transaction, and delivering on the combined results and potential, we’ve have shared with you today. Thanks, again.

END

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between FormFactor and Cascade Microtech. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties, many of which are beyond FormFactor’s and Cascade Microtech’s control, that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend” and “continue,” the negative or plural of these words and similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the timing to consummate the proposed merger; failure of the Cascade Microtech shareholders to approve the proposed merger; the terms and availability of the proposed financing arrangements; the risk that a condition to closing of the merger may not be satisfied; failure to achieve regulatory approval or the risk that it is obtained subject to conditions that are not anticipated; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; the diversion of management time on merger-related issues; and changes in FormFactor’s or Cascade Microtech’s future cash requirements, capital requirements, results of operations, financial conditions and/or cash flows, and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by FormFactor and Cascade Microtech with the U.S. Securities and Exchange Commission (the “SEC”), under the caption “Risk Factors” and elsewhere. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FormFactor or Cascade Microtech. Unless required by law, FormFactor and Cascade Microtech are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, FormFactor intends to file a registration statement on Form S-4, which will include a preliminary prospectus, related materials to register the shares of FormFactor common stock to be issued in the merger and other documents concerning the proposed merger, and Cascade Microtech intends to file a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORMFACTOR, CASCADE MICROTECH, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they are available) and any other documents filed by FormFactor and Cascade Microtech with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by FormFactor may also be obtained for free by contacting FormFactor Investor Relations by mail at FormFactor Inc., Investor Relations, 7005 Southfront St., Livermore, California 94551, Attention: Investor Relations or by going to FormFactor’s Investor Relations page on its corporate web site at www.formfactor.com, or and copies of documents filed with the SEC by Cascade Microtech may also be obtained for free by contacting Cascade Microtech Investor Relations by mail at Cascade Microtech, Inc., 9100 SW Gemini Drive, Beaverton, Oregon 97008, Attention: Investor Relations or by going to Cascade Microtech’s Investor Relations page on its corporate web site at www.CascadeMicrotech.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

Participants in the Solicitation

Cascade Microtech and FormFactor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Cascade Microtech shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade Microtech security holders in connection with the proposed merger will be set forth in the registration statement and the proxy statement/prospectus when filed with the SEC. Information regarding Cascade Microtech’s executive officers and directors is included in Cascade Microtech’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 12, 2015, and its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on April 6, 2015. Information regarding FormFactor’s executive officers and directors is included in FormFactor’s Annual Report on Form 10-K for the year ended December 27, 2014, filed with the SEC on March 6, 2015, its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on March 19, 2015 and its Current Report on Form 8-K, filed with the SEC on August 7, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cascade Microtech and FormFactor have interests in the transaction that may differ from the interests of Cascade Microtech and FormFactor shareholders generally, respectively. These interests will be described in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.